Prospectus Supplement

(To Prospectus Dated February 27, 1996)

$100,000,000

Kentucky Power Company

First Mortgage Bonds, Designated Secured Medium Term Notes,

Due From Nine Months to Forty Years from Date of Issue

Kentucky Power Company (the "Company") may from time to time offer its First Mortgage Bonds, Designated Secured Medium Term Notes (the "New Bonds"), in the aggregate principal amount of up to $100,000,000, subject to reduction as a result of the sale of other Debt Securities as described in the accompanying Prospectus. Each New Bond will mature from nine months to forty years from its date of issue.

Each New Bond will bear interest at a fixed rate. Unless otherwise indicated in a pricing supplement to this Prospectus Supplement (a "Pricing Supplement"), interest on each New Bond will be payable semiannually in arrears on each April 1 and October 1 and at redemption, if any, or Stated Maturity.

The interest rate, Issue Price, Stated Maturity, Interest Payment
Dates, redemption provisions, if any, and certain other terms with respect to each New Bond will be established at the time of issuance and set forth in a Pricing Supplement.

Each series of New Bonds will be represented by a global security ("Global Security") registered in the name of a nominee of The Depository Trust Company, as Depository, or another depository (such a New Bond, so represented, being called a "Book-Entry Security"). Beneficial interests in Global Securities representing Book-Entry Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository's participants. Book-Entry Securities will not be issuable as Certificated Securities except under the circumstances described herein. See "Supplemental Description of the New Bonds--Book-Entry Securities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT HERETO OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 Price to       Agents'             Proceeds
                 Public(1)      Commissions(2)      to Company(2)(3)

Per New Bond . . 100.000%       .125%-.750%         99.875%-99.250%

Total. . . . . . $100,000,000   $125,000-$750,000   $99,875,000-$99,250,000

(1) Unless otherwise specified in the applicable Pricing Supplement, the price to the public will be 100% of the principal amount.
(2) The Company will pay to Salomon Brothers Inc and Morgan Stanley & Co. Incorporated, each as agent (together, the "Agents"), a commission of from .125% to .750% of the principal amount of any New Bond, depending upon its Stated Maturity, sold through an Agent. The Company may also sell New Bonds to any Agent, as principal, at a discount for resale to one or more investors or to another broker-dealer (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by such Agent. Unless otherwise indicated in the applicable Pricing Supplement, any New Bond sold to an Agent as principal shall be purchased by such Agent at a price equal to 100% of the principal amount thereof less the percentage equal to the commission applicable to an agency sale of a New Bond of identical maturity and may be resold by such Agent. The New Bonds may also be sold by the Company directly to investors, in which case no commission will be payable to the Agents. The Company has agreed to indemnify the Agents for certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution" herein.
(3) Before deduction of expenses payable by the Company estimated at $255,888 including reimbursement of certain expenses of the Agents.

The New Bonds are being offered on a continuous basis by the Company through the Agents which have agreed to use their reasonable best efforts to solicit offers to purchase New Bonds. The Company may sell New Bonds at a discount to either Agent, as principal, for resale to one or more investors or other purchasers at varying prices related to prevailing market prices at the time of resale, as determined by such Agent. The Company also may sell New Bonds directly to investors on its own behalf. The New Bonds will not be listed on any securities exchange, and there is no assurance that the maximum amount of New Bonds offered by this Prospectus Supplement will be sold or that there will be a secondary market for the New Bonds. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or an Agent may reject an order, whether or not solicited, in whole or in part. See "Plan of Distribution" herein.

Salomon Brothers Inc                         Morgan Stanley & Co.
                                                     Incorporated

The date of this Prospectus Supplement is March 14, 1996. IN CONNECTION WITH THIS OFFERING, THE AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NEW BONDS OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                      ____________________

            SUPPLEMENTAL DESCRIPTION OF THE NEW BONDS

The following description of the particular terms of the New Bonds supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the New Bonds set forth under "Description of New Bonds" in the accompanying Prospectus, to which description reference is hereby made. Certain capitalized terms used herein are defined under "Description of New Bonds" in the accompanying Prospectus.

General

The New Bonds will be issued in one or more series of New Bonds under the Mortgage. The New Bonds will be limited in aggregate principal amount to $100,000,000, subject to reduction as a result of the sale of other Debt Securities as described in the accompanying Prospectus.

The New Bonds will be issued in fully registered form only, without coupons. Each series of New Bonds will be issued initially as a Book-Entry Security. Except as set forth herein under "Book-Entry Securities" or in any Pricing Supplement relating to specific New Bonds, the New Bonds will not be issuable as Certificated Securities. The authorized denominations of the New Bonds will be $1,000 and any integral multiple thereof.

Each New Bond will mature from 9 months to 40 years from its date of issue, as selected by the purchaser and agreed to by the Company. Each New Bond may also be subject to redemption at the option of the Company prior to its Stated Maturity (as defined below).

The Pricing Supplement relating to a New Bond will describe the following terms: (i) the price (expressed as a percentage of the aggregate principal amount thereof) at which such New Bond will be issued (the "Issue Price"); (ii) the date on which such New Bond will be issued (the "Original Issue Date"); (iii) the date on which such New Bond will mature (the "Stated Maturity"); (iv) the rate per annum at which such New Bond will bear interest, and the Interest Payment Dates (as defined below); (v) any applicable discounts or commissions; (vi) whether such New Bond may be redeemed at the option of the Company prior to Stated Maturity and, if so, the provisions relating to such redemption; and (vii) any other terms of such New Bond not inconsistent with the provisions of the Mortgage.

"Business Day" with respect to any New Bond means any day, other than a Saturday or Sunday, which is not a day on which banking institutions or trust companies in The City of New York, New York or the city in which is located any office or agency maintained for the payment of principal of or premium, if any, or interest on such New Bond are authorized or required by law, regulation or executive order to remain closed.

Payment of Principal, Premium, if any, and Interest

Payments of interest on the New Bonds (other than interest payable at redemption, if any, or Stated Maturity) will be made, except as provided below, in immediately available funds to the owners of such New Bonds (which, in the case of Global Securities representing Book-Entry Securities, will be a nominee of the Depository, as defined below) as of the Regular Record Date (as defined below) for each Interest Payment Date; provided, however, that if the Original Issue Date of a New Bond issued as a Global Security is after a Regular Record Date and before the corresponding Interest Payment Date, interest for the period from and including the Original Issue Date for such New Bond to but excluding such Interest Payment Date will be paid on the next succeeding Interest Payment Date to the owner of such New Bond on the related Regular Record Date.
Unless otherwise specified in the applicable Pricing Supplement, the principal of the New Bonds and any premium and interest thereon payable at redemption, if any, or Stated Maturity will be paid in immediately available funds upon surrender thereof at the office of Bankers Trust Company at Four Albany Street in New York, New York. Should any New Bond be issued other than as a Global Security, interest (other than interest payable at redemption or Stated Maturity) may, at the option of the Company, be paid to the person entitled thereto by check mailed to any such person. See "Book-Entry Securities" herein.

If, with respect to any New Bond, any Interest Payment Date, redemption date or Stated Maturity is not a Business Day, payment of amounts due on such New Bond on such date may be made on the next succeeding Business Day, and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on such amounts for the period from and after such Interest Payment Date, redemption date or Stated Maturity, as the case may be, to such Business Day.

The "Regular Record Date" with respect to a New Bond (unless otherwise specified in the applicable Pricing Supplement) will be the March 15 or September 15, as the case may be, next preceding an Interest Payment Date for New Bonds or if such March 15 or
September 15 is not a Business Day, the next preceding Business
Day.

Each New Bond issued as a Global Security will bear interest from its Original Issue Date at the fixed interest rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise set forth in the applicable Pricing Supplement, interest on each New Bond will be payable semiannually in arrears on each April 1 and October 1 (each such date, an "Interest Payment Date") and at redemption, if any, or Stated Maturity. Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day before such Interest Payment Date. Interest on New Bonds will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption

The Pricing Supplement relating to each New Bond will indicate either that such New Bond cannot be redeemed prior to Stated Maturity or that such New Bond will be redeemable at the option of the Company in whole or in part, under the terms and conditions and at the prices specified therein, together with accrued interest to the date of redemption. Any such redemption may be made upon not less than 30 days' notice.

Book-Entry Securities

Except under the circumstances described below, the New Bonds will be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), or such other depository as may be subsequently designated (the "Depository"), and registered in the name of a nominee of the Depository.

Book-Entry Securities represented by a Global Security will not be exchangeable for Certificated Securities and, except under the circumstances described below, will not otherwise be issuable as Certificated Securities.

So long as the Depository, or its nominee, is the registered owner of a Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner of the individual Book-Entry Securities represented by such Global Security for all purposes under the Mortgage. Payments of principal of and premium, if any, and any interest on individual Book-Entry Securities represented by a Global Security will be made to the Depository or its nominee, as the case may be, as the Owner of such Global Security. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Book-Entry Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Book-Entry Securities and will not be considered the Owners thereof under the Mortgage, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.
If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed, the Company will issue individual Certificated Securities in exchange for the Global Security or Securities representing the corresponding Book-Entry Securities. In addition, the Company may at any time and in its sole discretion determine not to have any New Bonds represented by one or more Global Securities and, in such event, will issue individual Certificated Securities in exchange for the Global Securities representing the corresponding Book-Entry Securities.
In any such instance, an owner of a Book-Entry Security represented by a Global Security will be entitled to physical delivery of individual Certificated Securities equal in principal amount to such Book-Entry Security and to have such Certificated Securities registered in its name. Individual Certificated Securities so issued will be issued as registered New Bonds in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

  DTC has confirmed to the Company and the Agents the following information:

  1. DTC will act as securities depository for the Global Securities. The New Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Security will be issued for each series of the New Bonds, each in the aggregate principal amount of such series, and will be deposited with DTC.

  2. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  3. Purchases of New Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on DTC's records. The ownership interest of each actual purchaser of each New Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New Bonds, except in the event that use of the book-entry system for the New Bonds is discontinued.

  4. To facilitate subsequent transfers, all New Bonds deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of New Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  5. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
  6. Redemption notices shall be sent to Cede & Co. If less than all of the New Bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

  7. Neither DTC nor Cede & Co. will consent or vote with respect to the New Bonds. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  8. Principal and interest payments on the New Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the date on which interest is payable in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Agents or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  9. DTC may discontinue providing its services as securities depository with respect to the New Bonds at any time by giving reasonable notice to the Company and the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Securities are required to be printed and delivered.

  10. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Securities will be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

The Agents are Direct Participants of DTC.

None of the Company, the Trustee or any agent for payment on or registration of transfer or exchange of any Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain United States federal income tax consequences of the ownership of New Bonds as of the date hereof. Except where noted, it deals only with New Bonds held by initial purchasers who have purchased New Bonds at the initial offering price thereof and who hold such New Bonds as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding New Bonds as a part of a hedging or conversion transaction or a straddle, United States Holders (as defined below) whose "functional currency" is not the U.S. dollar, or Non-United States Holders (as defined below) owning (actually or constructively) ten percent or more of the combined voting power of all classes of voting stock of the Company.
Persons considering the purchase, ownership or disposition of New Bonds should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below.

United States Holders

As used herein, a "United States Holder" of a New Bond means a holder that is a citizen or resident of the United States, a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A "Non-United States Holder" is a holder that is not a United States Holder.

Payments of Interest. Except as set forth below, interest on a New Bond will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes.

New Bonds with a maturity of one year or less will be subject to special tax rules that apply to the timing of inclusion in income of interest on such obligations ("Short-Term Securities"). An obligation which is issued for an amount less than its "stated redemption price at maturity" will generally be considered to be issued at a discount for federal income tax purposes. Under Treasury Regulations addressing debt instruments issued with original issue discount ("OID"), all payments (including all stated interest) with respect to a Short-Term Security will be included in the stated redemption price at maturity and, thus, holders will be taxable on discount in lieu of stated interest. This discount will be equal to the excess of the stated redemption price at maturity over the initial offering price to the public at which a substantial amount of the New Bonds is sold (for purposes of this section of the Prospectus Supplement, the "issue price"), unless a holder elects to compute this discount as acquisition discount using tax basis instead of issue price. In general, individuals and certain other cash method holders of a Short-Term Security are not required to include accrued discount in income before receiving cash unless an election is made to do so. United States Holders who report income for federal income tax purposes on the accrual method and certain other holders, including banks and dealers in securities, are required to include discount on such Short-Term Securities in income on a straight-line method (as ordinary income) unless an election is made based on daily compounding. The amount of discount which accrues in respect of a Short-Term Security while held by a United States Holder will be added to such holder's tax basis for such New Bond to the extent included in income.

Sale, Exchange and Retirement of New Bonds. Upon the sale, exchange or retirement of a New Bond, a United States Holder will recognize gain or loss equal to the difference between (i) the amount realized upon the sale, exchange or retirement (excluding any amount attributable to accrued but unpaid "qualified stated interest," which will be taxable as such) and (ii) the adjusted tax basis of the New Bond. A United States Holder's tax basis in a New Bond will, in general, be the United States Holder's cost therefor, increased by any discount included in income by the United States Holder and reduced by any cash payments on the New Bond other than "qualified stated interest" payments. (In general, "qualified stated interest" includes interest at a single fixed rate unconditionally payable at least annually, other than interest on Short-Term Securities.) Except as described below with respect to certain Short-Term Securities, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the New Bond has been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

In the case of a cash basis holder who does not include discount income currently, any gain realized on the sale, exchange or retirement of the Short-Term Security will be ordinary interest income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or retirement. In addition, such non-electing holders which are not subject to the current inclusion requirement described above will be required to defer deductions for any interest paid on indebtedness incurred or continued to purchase or carry such Short-Term Securities in an amount not exceeding the deferred interest income, until such deferred interest income is realized.

Non-United States Holders

Non-United States Holders will not be subject to United States federal income taxes, including withholding taxes, on the interest income (including any OID) on any New Bond provided that (1) the interest income is not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States, (2) the Non-United States Holder is not a controlled foreign corporation related to the Company through stock ownership, and (3) the Non-United States Holder provides the correct certification of his status (which may generally be satisfied by providing an Internal Revenue Service Form W-8 certifying that the beneficial owner is not a United States Holder and providing the name and address of the beneficial owner). Non-United States Holders will not be subject to United States federal income taxes on any gain from the sale or disposition of any New Bond provided that (1) the gain is not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States, (2) the Non-United States Holder, if an individual, is not present in the United States for 183 days or more during the taxable year, and (3) certain other conditions are met.

An individual holder of a New Bond who is not a citizen or resident of the United States at the time of the holder's death will not be subject to United States federal estate tax as a result of the holder's death, as long as any interest received on the New Bond, if received by the holder at the time of the holder's death, would not be effectively connected with the conduct of a trade or business by such individual in the United States.

Backup Withholding

In general, if a holder other than a corporate holder fails to furnish a correct taxpayer identification number or certification of foreign or other exempt status, fails to report dividend and interest income in full, or fails to certify that such holder has provided a correct taxpayer identification number and that the holder is not subject to backup withholding, a 31 percent federal backup withholding tax may be withheld from amounts paid to such holder. An individual's taxpayer identification number is such individual's social security number. The backup withholding tax is not an additional tax and may be credited against a holder's regular federal income tax liability or refunded by the Internal Revenue Service where applicable.

                      PLAN OF DISTRIBUTION

The New Bonds are being offered on a continuous basis by the Company through the Agents, which have agreed to use their reasonable best efforts to solicit offers to purchase New Bonds. Initial purchasers may propose certain terms of the New Bonds, but the Company will have the right to accept offers to purchase New Bonds and may reject proposed purchases in whole or in part. The Agents will have the right, in their discretion reasonably exercised and without notice to the Company, to reject any proposed purchase of New Bonds in whole or in part. The Company will pay each Agent a commission of from .125% to .750% of the principal amount of New Bonds sold through it, depending upon Stated Maturity. The Company also may sell New Bonds to any Agent, acting as principal, at a discount to be agreed upon at the time of sale, for resale to one or more investors or to another broker-dealer (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent. An Agent may resell a New Bond purchased by it as principal to another broker-dealer at a discount, provided such discount does not exceed the commission or discount received by such Agent from the Company in connection with the original sale of such New Bond. The Company may also sell New Bonds directly to investors on its own behalf at a price to be agreed upon at the time of sale or through negotiated underwritten transactions with one or more underwriters. In the case of sales made directly by the Company, no commission or discount will be paid or allowed.

No New Bond will have an established trading market when issued. The New Bonds will not be listed on any securities exchange. The Agents may make a market in the New Bonds, but the Agents are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any New Bonds, or that the New Bonds will be sold.

The Agents, whether acting as agent or principal, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to indemnify the Agents against certain liabilities, including certain liabilities under the Securities Act.

Salomon Brothers Inc and Morgan Stanley & Co. Incorporated and certain affiliates thereof engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.







[96FN0027.KPC]